Exhibit 99.3

This document has been translated into English for the convenience of international readers. The original Dutch document should be considered the authoritive version.

INDEPENDENT AUDITOR’S REPORT

pursuant to Section 2:328, subsection 1 of the Dutch Civil Code

To the board of CNH Global N.V.

INTRODUCTION

We have read the CNH Merger Plan dated 25 February 2013 between the following companies:

1.	CNH Global N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 33283760 (disappearing company);

and

2.	Fl CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (acquiring company).

MANAGEMENTS’ RESPONSIBILITY

The boards of management of the companies’ are responsible for the preparation of the CNH Merger Plan.

AUDITOR’S RESPONSIBILITY

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the CNH Merger Plan and on the shareholders’ equity of the company ceasing to exist as referred to in Section 2:328, subsection 1 of the Dutch Civil Code.

ACCOUNTANTS • TAX ADVISERS • MANAGEMENT CONSULTANTS MAZARS TOWER, DELFLANDLAAN 1 - P.O. BOX 7266 - 1007 JG AMSTERDAM
TEL: +31 (0)88 27 72 400 - FAX: +31 (0)20 64 48 051 - amsterdam.audit@mazars.nl
MAZARS PAARDEKOOPER HOFFMAN N.V.
WITH ITS REGISTERED OFFICE IN ROTTERDAM (TRADE REGISTER ROTTERDAM NR. 24389296).
RH/62251/MW/004

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1.	The proposed share exchange ratio as referred to in section 2:326 subsection 1 of the Dutch Civil Code and as included in the CNH Merger Plan is reasonable;

2.	The portion of the shareholders’ equity of the company ceasing to exist that is not owned by the acquiring company (“free float shares”), as at the date of its latest financial statement as referred to In Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan, at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by the free float shareholders under the merger increased with the cash payments to which they are entitled according to the proposed share exchange ratio and 2:330 a of the Dutch Civil Code.

3.	The shareholders’ equity of the company ceasing to exist, as at the date of its latest financial statements as referred to in Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan, at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger, increased - when applicable - with the cash payments to which they are entitled according to the proposed share exchange ratio.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion:

1.	Having considered the documents attached to the CNH Merger Plan, the proposed share exchange ratio as referred to in Section 2:326 subsection 1 of the Dutch Civil Code and as included in the CNH Merger Plan, is reasonable.

In assessing the reasonableness we have taken into consideration the dividend of USD 10 per common share representing a premium of 25,6% per common share owned by the shareholders of the disappearing company not being Fiat Netherlands Holding N.V. and irrespective of whether or not the legal merger will be approved by the general meeting of shareholders of the disappearing company or fails to be completed for another reason. According to the CNH Merger Plan this dividend was paid to shareholders of the disappearing shareholders not being Fiat Netherlands Holding N.V. as per 28 December 2012. This dividend was granted and paid as part of the arrangements. As agreed upon in the merger agreement of 25 November 2012 between Fiat Industrial S.p.A., the disappearing company and the acquiring company, of which this merger (as mentioned in the introduction paragraph) is part.

2.	The shareholders’ equity of the company ceasing to exist, as at the date of its financial statements referred to in Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger increased with the payments to which they are entitled according to the proposed share exchange ratio.

RESTRICTION ON USE

This auditor’s report is solely issued in connection with the aforementioned CNH Merger Plan and therefore cannot be used for other purposes.

Amsterdam, 8 April 2013

MAZARS PAARDEKOOPER HOFFMAN N.V.

/s/ drs R.C.H.M. Horsmans RA RV
drs R.C.H.M. Horsmans RA RV